VOYA LETTERHEAD

LAW / PRODUCT FILING UNIT
ONE ORANGE WAY, C2S
WINDSOR, CT 06095-4774

ANNGHARAAD REID

SENIOR PARALEGAL

PHONE:  (860) 580-2835  |  EMAIL:  ANNGHARAAD.REID@VOYA.COM

January 25, 2017

BY EDGARLINK

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:       Voya Insurance and Annuity Company

             Request for Withdrawal of N-8F Deregistration Application

             811-05626

Ladies and Gentlemen:

On behalf of Voya Insurance and Annuity Company, I request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of Form N-8F filed via EDGAR on December 23, 2016 (Accession Number 0000890830-16-000002) because the Form N-8F was filed in error. This request is in accordance with a discussion I had with the Commission on January 25, 2017.

If you have any questions regarding this submission, please contact the undersigned at 860-580-2835.

Sincerely,

/s/ Anngharaad S. Reid

Anngharaad S. Reid

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